Exhibit 99.2

ORGANIGRAM HOLDINGS INC. (the “Company”) FORM OF PROXY (“PROXY”) Annual General and Special Meeting February 28, 2023 at 10:00 a.m. (Toronto time) URL: https://virtual-meetings.tsxtrust.com/1437 Password: ogi2023 (the “Meeting”) RECORD DATE: January 19, 2023 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: February 24, 2023 at 10:00 a.m. (Toronto time) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Beena Goldenberg, whom failing Derrick West (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. - SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Election of Directors FOR AGAINST a) Peter Amirault b) Geoffrey Machum c) Ken Manget d) Stephen A. Smith e) Dexter John f) Sherry Porter g) Marni Wieshofer h) Simon Ashton i) Beena Goldenberg 2. Appointment of Auditor FOR WITHHOLD Re-appointment of KPMG LLP as Auditor of the Company for the ensuing year and authorizing the Board of Directors of the Company to fix their remuneration. 3. Re-approve the 2020 Equity Incentive Plan FOR AGAINST To consider, and if deemed advisable, to approve, with or without amendment, the ordinary resolution to re-approve the 2020 Equity Incentive Plan. 4. Approve the Articles of Amendment to Delete the Preferred Shares From the Authorized Share Capital of the Company FOR AGAINST To consider, and, if deemed advisable, to approve, with or without amendment, the special resolution to amend the articles of the Company in order to delete the preferred shares from the share capital of the Company. 5. Approve the Articles of Amendment to Effect a Consolidation of the Issued and Outstanding Common Shares of the Company FOR AGAINST To consider, and, if deemed advisable, to approve, with or without amendment, the special resolution to amend the articles of the Company to consolidate the Company’s issued and outstanding common shares as further described in the Information Circular. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY)

TMX tsx trust Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING AT THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON FEBRUARY 28, 2023. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR and EDGAR. Under notice-and-access, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. Organigram Holdings Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedar.com, under the Company’s profile at www.sec.gov/edgar, and also at https://docs.tsxtrust.com/2345. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 17, 2023. Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com. I am currently a security holder of the Company and as such request the following: Annual Financial Statements with MD&A (Mark this box to NOT receive Annual Financial Statements and related MD&A) Interim Financial Statements with MD&A (Mark this box to receive Interim Financial Statements and related MD&A) If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593 Check this box if you wish to receive the selected financial statements electronically and print your email address below E-mail (optional) By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en ORGANIGRAM HOLDINGS INC. 2023 www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 012323_1